UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-5152

PACIFICORP
(Exact name of registrant as specified in its charter)

825 N.E. Multnomah Street
Portland, Oregon 97232
503-813-5608
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5% Preferred Stock, $100 stated value
4.52% Serial Preferred Stock, $100 stated value
5.40% Serial Preferred Stock, $100 stated value
4.72% Serial Preferred Stock, $100 stated value
4.56% Serial Preferred Stock, $100 stated value
(Title of each class of securities covered by this Form)

Twenty-Six Series of First Mortgage Bonds
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
5% Preferred Stock, $100 stated value: 0
4.52% Serial Preferred Stock, $100 stated value: 0
5.40% Serial Preferred Stock, $100 stated value: 0
4.72% Serial Preferred Stock, $100 stated value: 0
4.56% Serial Preferred Stock, $100 stated value: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 PacifiCorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 13, 2013	By:	/s/ Douglas K. Stuver
Douglas K. Stuver
Senior Vice President and Chief Financial Officer
(principal financial and accounting officer)